Exhibit 99.1

Tuya Reports Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

SANTA CLARA, Calif., March 14, 2022 /PRNewswire/ -- Tuya Inc. ("Tuya" or the "Company") (NYSE: TUYA), a global leading IoT cloud development platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights

●	Total revenue was US$75.0 million, up approximately 19.0% year over year (4Q2020: US$63.0 million).

●	IoT PaaS revenue was US$62.1 million, up approximately 13.9% year over year (4Q2020: US$54.5million).

●	SaaS and other revenue was US$7.3 million, up approximately 204.8% year over year (4Q2020: US$2.4 million).

●	Overall gross margin for the quarter increased to 43.2%, up 4.9 percentage points year over year (4Q2020: 38.3%). Gross margin of IoT PaaS for the quarter increased to 42.5%, up 2.4 percentage points year over year (4Q2020: 40.1%).

●	Operating margin for the quarter was negative 68.8%, down 39.1 percentage points year over year (4Q2020: negative 29.7%). Excluding the impact of share-based compensation expenses, non-GAAP operating margin for the quarter was negative 45.3%, down 20.5 percentage points year over year (4Q2020: negative 24.8%).

●	Total cash, cash equivalents, and short-term investments were US$1.07 billion as of December 31, 2021, compared to US$179.8 million as of December 31, 2020.

●	Shares repurchased in the form of ADSs for the quarter were approximately US$25.1 million, representing approximately 12.5% of the US$200 million authorization announced pursuant to the currently effective share repurchase program.

Full Year 2021 Financial Highlights

●	Total revenue was US$302.1 million, up approximately 67.9% year over year (2020: US$179.9 million).

●	IoT PaaS revenue was US$261.4 million, up approximately 72.3% year over year (2020: US$151.7 million).

●	SaaS and other revenue was US$18.6 million, up approximately 203.0% year over year (2020: US$6.1 million).

●	Overall gross margin was increased to 42.3% in the fiscal year 2021, up 7.9 percentage points year over year (2020: 34.4%).

●	Operating margin was negative 60.8% in the fiscal year 2021, down 22.0 percentage points year over year (2020: negative 38.8%). Excluding the impact of share-based compensation expenses, non-GAAP operating margin in the fiscal year 2021 was negative 38.9%, down 5.3 percentage points year over year (2020: negative 33.6%).

●	Shares repurchased in the form of ADSs in the fiscal year 2021 were approximately US$53.6 million, representing approximately 26.8% of the US$200 million authorization announced pursuant to the currently effective share repurchase program.

Fourth Quarter and Fiscal Year 2021 Operating Highlights

●	IoT PaaS Customers[1] for the fourth quarter of 2021 and the fiscal year 2021 were approximately 3,300 and 5,500, respectively. Total customers for the fourth quarter of 2021 and the fiscal year 2021 were approximately 4,800 and 8,400, respectively.

●	Premium IoT PaaS customers[2] for the trailing 12 months ended December 31, 2021 were 311. In the fourth quarter of 2021 and the fiscal year 2021, the Company's premium IoT PaaS customers contributed approximately 87.3% and 88.6% of IoT PaaS revenue, respectively.

●	Dollar-based net expansion rate ("DBNER")[3] of IoT PaaS was 153% for the trailing 12 months ended December 31, 2021, compared to 181% for the trailing 12 months ended December 31, 2020, maintaining a relatively high level for nine consecutive quarters since the Company began to track this metric for the trailing 12 months ended December 31, 2019, which was due to the Company's ability to expand customers' usage of the Tuya platform over time and generate revenue growth from existing customers.

●	Registered IoT device and software developers, or registered developers, were over 510,000 as of December 31, 2021, up 94.7% from about 262,000 developers as of December 31, 2020.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, "We are pleased with our performance in our first year as a publicly traded company, especially considering the extraordinary economic dislocations being caused by lingering COVID effects, macroeconomic uncertainties, and widespread supply chain constraints. Notably, our total number of customers increased to approximately 8,400 in 2021 while our DBNER remained above 150% as we are engaging more deeply with our customers. During 2021, our core IoT PaaS business continued to expand in both geographic coverage and product categories. Importantly, the increasing penetration of IoT worldwide has demonstrated the immense market opportunities globally. There are thousands of product categories that can be made 'smart' with connectivity, millions of products, and billions of individual units. Meanwhile, during the current macroeconomic downturn, we will focus on homing in on our core competitive advantages, fortifying our market leadership, and optimizing our operating efficiency. As we continue to strengthen our business fundamentals and optimize our operating efficiency, Tuya is well position to emerge as an industry leader setting the standards that connects all world's devices."

Ms. Yao (Jessie) Liu, Board Director and Chief Financial Officer of Tuya, added, "Our solid financial performance in our first year as a public company was highlighted by our total revenues reaching over US$300 million. In addition, we further expanded our gross profit margin to 42.3% in 2021, despite the challenges in supply chain, international logistics, and high global inflation. Going forward, we are committed to building a solid foundation for us to pursue many opportunities in front of us, which entails continued investment in areas that will strengthen our R&D capabilities and enhance our service offerings. While the recent resurgence of COVID-19 cases in China created additional uncertainties in the short term, we believe that we are well-capitalized to whether the temporary storm and pursue our long-term goals. With over US$1 billion in cash on hand and time deposits, we have the resources to extend further our competitive lead, both in technology and marketing. Meanwhile, we will also prioritize the optimization of our organizational structure and operating efficiency to accelerate our timeline to profitability."

1 The Company defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Company during that period.

2 The Company defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3 The Company calculates dollar-based net expansion rate of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period.

Fourth Quarter 2021 Unaudited Financial Results

REVENUE

Total revenue in the fourth quarter of 2021 increased by 19.0% to US$75.0 million from US$63.0 million in the same period of 2020, mainly driven by the increase in IoT PaaS revenue.

●	IoT PaaS revenue in the fourth quarter of 2021 increased by 13.9% to US$62.1 million from US$54.5 million in the same period of 2020, primarily driven by growth in the number of SKUs and product categories supported by IoT PaaS, increased sales to existing customers, and the acquisition of new customers.

●	SaaS and others revenue in the fourth quarter of 2021 increased by 204.8% to US$7.3 million from US$2.4 million in the same period of 2020. The growth was mainly driven by increased market demand for sophisticate industry SaaS offerings and other value-added services as more brands and business operators started to recognize the value of pre-packaged industry-specific SaaS solutions, which enables them to focus on their core businesses instead of investing in the development of their own industry SaaS solutions.

●	Smart device distribution revenue in the fourth quarter of 2021 decreased by 8.8% to US$5.6 million from US$6.2 million in the same period of 2020. The Company offers smart device distribution to provide convenience to customers, primarily brands and system integrators, who prefer not to deal with multiple OEMs. Smart device distribution revenue is mainly affected by changes in customer purchase patterns and demand for smart devices.

COST OF REVENUE

Cost of revenue in the fourth quarter of 2021 increased by 9.6% to US$42.6 million from US$38.9 million in the same period of 2020, primarily due to the growth of the Company's business.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the fourth quarter of 2021 increased by 34.1% to US$32.4 million from US$24.1 million in the same period of 2020. Gross margin increased to 43.2% in the fourth quarter of 2021 from 38.3% in the same period of 2020.

●	IoT PaaS gross margin in the fourth quarter of 2021 increased to 42.5% from 40.1% in the fourth quarter of 2020, primarily due to the Company's increased economies of scale, improved efficiency relating to IoT PaaS deployment achieved through effective research and development initiatives, and the expanding product lines.

●	SaaS and others gross margin in the fourth quarter of 2021 was 73.4%, compared to 73.8% in the fourth quarter of 2020.

●	Smart device distribution gross margin in the fourth quarter of 2021 was 10.6%, compared to 8.8% in the fourth quarter of 2020.

OPERATING EXPENSES

Operating expenses increased by 95.9% to US$83.9 million in the fourth quarter of 2021 from US$42.8 million in the same period of 2020. Operating expenses, excluding share-based compensation expenses of US$17.6 million, were US$66.3 million in the fourth quarter of 2021 compared to US$39.8 million in the same period of 2020 (excluding share-based compensation expenses of US$3.1 million).

●	Research and development expenses in the fourth quarter of 2021 were US$46.2 million, up 81.4% from US$25.5 million in the same period of 2020, primarily due to the increase in share-based compensation expenses from US$1.0 million in the fourth quarter of 2020 to US$4.1 million in the fourth quarter of 2021 and the addition of experienced research and development personnel as a part of the Company's long-term development strategy. As of December 31, 2021, the Company's research and development employees were up approximately 56% year over year. Without the effect of share-based compensation expenses, research and development expenses as a percentage of revenue increased to 56.2% in the fourth quarter of 2021 from 38.9% in the same period of 2020.

●	Sales and marketing expenses in the fourth quarter of 2021 were US$18.4 million, up 56.3% from US$11.8 million in the same period of 2020, primarily due to the increase in share-based compensation expenses from US$0.4 million to US$1.6 million and the increase in employee-related costs. Without the effect of share-based compensation expenses, sales and marketing expenses as a percentage of revenue increased to 22.4% in the fourth quarter of 2021 from 18.1% in the same period of 2020.

●	General and administrative expenses in the fourth quarter of 2021 were US$21.0 million, up 237.8% from US$6.2 million in the same period of 2020, primarily due to the increase in share-based compensation expenses from US$1.7 million to US$11.9 million, the increase in employee-related costs, and professional services expenses. Without the effect of share-based compensation expenses, general and administrative expenses as a percentage of revenue increased to 12.2% in the fourth quarter of 2021 from 7.2% in the same period of 2020.

●	Other operating incomes in the fourth quarter of 2021 were US$1.7 million, primarily due to the receipt of software value-added tax refund and various general subsidies for enterprises.

LOSS FROM OPERATIONS AND OPERATING MARGIN

Loss from operations was US$51.6 million in the fourth quarter of 2021, compared to US$18.7 million in the same period of 2020. Non-GAAP loss from operations was US$33.9 million in the fourth quarter of 2021, compared to US$15.7 million in the same period of 2020.

Operating margin in the fourth quarter of 2021 was negative 68.8%, down 39.1 percentage points from negative 29.7% in the same period of 2020. Non-GAAP operating margin in the fourth quarter of 2021 was negative 45.3%, down 20.5 percentage points from negative 24.8% in the same period of 2020.

NET LOSS AND NET MARGIN

Net loss was US$48.8 million in the fourth quarter of 2021, compared to US$18.4 million in the same period of 2020. Non-GAAP net loss was US$31.2 million in the fourth quarter of 2021, compared to US$15.3 million in the same period of 2020.

Net margin in the fourth quarter of 2021 was negative 65.2%, down 36.0 percentage points from negative 29.2% in the same period of 2020. Non-GAAP net margin in the fourth quarter of 2021 was negative 41.6%, down 17.3 percentage points from negative 24.3% in the same period of 2020.

BASIC AND DILUTED NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share ("ADS") were US$0.09 in the fourth quarter of 2021, compared to US$0.08 in the same period of 2020. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net loss per ADS were US$0.06 in the fourth quarter of 2021, compared to US$0.07 in the same period of 2020.

CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Tuya had cash and cash equivalents, and short-term investments of US$1.07 billion as of December 31, 2021, which the Company believes is sufficient to meet its current liquidity and working capital needs.

NET CASH USED IN OPERATING ACTIVITIES

Net cash used in operating activities for the fourth quarter of 2021 was US$53.2 million, or 71.0% of revenue, compared to US$9.0 million, or 14.3% of revenue in the fourth quarter of 2020. The year-over-year increase in net cash used in operating activities was mainly due to the increase in employee-related expenses and working capital changes in the ordinary course of business.

SHARE REPURCHASE

During the quarter ended December 31, 2021, the Company repurchased approximately 4.3 million of ADSs representing the same number of Class A ordinary shares from the open market for a total consideration of approximately US$25.1 million pursuant to the currently effective share repurchase program announced on August 30, 2021.

OUTSTANDING ORDINARY SHARES UNDER EQUITY INCENTIVE PLAN

On October 18, 2021, 5.0 million of Class A ordinary shares were issued by the Company to Bank of New York Mellon ("BNY"), the depositary of ADSs, in exchange for the same number of ADSs for future delivery of share-based awards to employees pursuant to the Company's 2015 Equity Incentive Plan, as amended from time to time (the "Plan").

STRATEGIC INVESTMENTS

Tuya regularly makes equity investments in both private and public companies to enhance the development of our IoT ecosystem. In the fourth quarter of 2021, the Company invested in several IoT-related private companies. As of December 31, 2021, the total balance of these investments amounted to US$30.7 million.

Fiscal Year 2021 Unaudited Financial Results

REVENUE

Total revenue in 2021 increased by 67.9% to US$302.1 million from US$179.9 million in 2020, mainly driven by the increase in IoT PaaS revenue.

●	IoT PaaS revenue in 2021 increased by 72.3% to US$261.4 million from US$151.7 million in 2020.

●	SaaS and others revenue in 2021 increased by 203.0% to US$18.6 million from US$6.1 million in 2020.

●	Smart device distribution revenue of US$22.2 million in 2021 was flat, compared to US$22.1 million in 2020.

COST OF REVENUE

Cost of revenue in 2021 increased by 47.7% to US$174.2 million from US$117.9 million in 2020.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in 2021 increased by 106.4% to US$127.9 million from US$61.9 million in 2020. Gross margin increased to 42.3% in 2021 from 34.4% in 2020.

●	IoT PaaS gross margin in 2021 increased to 42.4% from 35.9% in 2020.

●	SaaS and others gross margin in 2021 was 73.7%, compared to 75.6% in 2020.

●	Smart device distribution gross margin in 2021 was 14.9%, compared to 13.0% in 2020.

OPERATING EXPENSES

Operating expenses in 2021 increased by 136.3% to US$311.4 million from US$131.8 million in 2020. Operating expenses, excluding share-based compensation expenses of US$66.1 million, were US$245.3 million in 2021 compared to US$122.3 million in 2020 (excluding share-based compensation expenses of US$9.4 million).

●	Research and development expenses in 2021 were US$174.3 million, up 125.1% from US$77.4 million in 2020. Without the effect of share-based compensation expenses, research and development expenses as a percentage of revenue increased to 52.9% in 2021 from 41.6% in 2020.

●	Sales and marketing expenses in 2021 were US$75.4 million, up 100.7% from US$37.6 million in 2020. Without the effect of share-based compensation expenses, sales and marketing expenses as a percentage of revenue increased to 22.7% in 2021 from 20.0% in 2020.

●	General and administrative expenses in 2021 were US$71.6 million, up 300.7% from US$17.9 million in 2020. Without the effect of share-based compensation expenses, general and administrative expenses as a percentage of revenue increased to 8.9% in 2021 from 7.0% in 2020.

●	Other operating incomes in 2021 were US$9.8 million.

LOSS FROM OPERATIONS AND OPERATING MARGIN

Loss from operations was US$183.6 million in 2021, compared to US$69.8 million in 2020. Non-GAAP loss from operations was US$117.5 million in 2021, compared to US$60.4 million in 2020.

Operating margin in 2021 was negative 60.8%, down 22.0 percentage points from negative 38.8% in 2020. Non-GAAP operating margin in 2021 was negative 38.9%, down 5.3 percentage points from negative 33.6% in 2020.

NET LOSS AND NET MARGIN

Net loss was US$175.4 million in 2021, compared to US$66.9 million in 2020. Non-GAAP net loss was US$109.3 million in 2021, compared to US$57.5 million in 2020.

Net margin in 2021 was negative 58.1%, down 20.9 percentage points from negative 37.2% in 2020. Non-GAAP net margin in 2021 was negative 36.2%, down 4.3 percentage points from negative 31.9% in 2020.

BASIC AND DILUTED NET LOSS PER ADS

Basic and diluted net loss per ADS were US$0.36 in 2021, compared to US$0.30 in 2020.

Non-GAAP basic and diluted net loss per ADS were US$0.22 in 2021, compared to US$0.26 in 2020.

NET CASH USED IN OPERATING ACTIVITIES

Net cash used in operating activities in 2021 was US$126.1 million, or 41.7% of revenue, compared to US$49.2 million, or 27.4% of revenue in 2020.

SHARE REPURCHASE

During the full year of 2021, the Company repurchased approximately 7.0 million of ADSs representing the same number of Class A ordinary shares from the open market for a total consideration of approximately US$53.6 million pursuant to the share repurchase program announced on August 30, 2021.

OUTSTANDING ORDINARY SHARES UNDER EQUITY INCENTIVE PLAN

In 2021, a total of 10.0 million of Class A ordinary shares were issued by the Company to BNY in exchange for the same number of ADSs for future delivery of share-based awards to employees pursuant to the Plan.

Business Outlook

The Company currently expects its total revenue for the first quarter of 2022 to be between US$50 million and US$57 million.

The Company cautions investors that such estimate only reflects the Company's expectations as of March 14, 2022 and is not guarantee of its future results or performance. The Company's actual future results and performances may differ materially from such estimate due to a variety of factors. These factors include, among other things, a decline or weakness in general economic conditions, uncertainty regarding the impacts of the COVID-19 pandemic, inflations, fluctuations in foreign exchange rates, and geopolitical tensions and conflicts.

Historically, majority of the Company's revenue for the first quarter of the year was recognized in March due to the Chinese New Year holidays. As of March 14, there is a substantial volume of the Company's products to be delivered in coming weeks till March end, the revenue of which will be recognized upon confirmation of receipt by its customers. Very recently, a number of regions across China, including Shenzhen, Shanghai and Hangzhou, have seen new waves of COVID-19 cases. As various preventive measures are being implemented across these regions, the Company may experience delays in the delivery and acceptance of its products, which may in turn delay its revenue recognition. Given the foregoing uncertainties, the Company has provided its outlook in a relatively wide range. The Company plans to provide an updated guidance for its total revenue for the first quarter of 2022 in the coming weeks when the Company has more clarity regarding the severity of the above-mentioned logistics challenges.

Conference Call Information

The Company's management will hold an earnings conference call at 08:00 P.M. Eastern Time on Monday, March 14, 2022 (08:00 A.M. Beijing Time on Tuesday, March 15, 2022) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including Direct Event passcode, a unique registrant ID, dial-in numbers, and an e-mail with detailed instructions to join the conference call.

Online registration:	http://www.directeventreg.com/registration/event/ 9709158

Conference ID:	9709158

The replay will be accessible through March 21, 2022 by dialing the following numbers:

International:	+1-800-585-8367

United States:	+1-416-621-4642

Access Code:	9709158

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net loss (including non-GAAP net margin), and non-GAAP basic and diluted net loss per ADS, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The Company defines non-GAAP measures by measures excluding the impact of share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance.

Non-GAAP measures are not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using aforementioned non-GAAP measures is that it does not reflect all items of expenses that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya's non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

E-mail: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.com

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2021

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	As of December 31, 2020	As of December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	158,792	963,938
Restricted cash	163	638
Short-term investments	20,976	102,134
Accounts receivable, net	12,316	32,701
Notes receivable	9,126	1,393
Inventories, net	42,267	62,582
Prepayments and other current assets	4,393	27,882
Total current assets	248,033	1,191,268
Non-current assets
Property, equipment and software, net	4,374	6,805
Operating lease right-of-use assets, net	12,267	22,181
Long-term investments	920	26,078
Other non-current assets	1,729	1,818
Total non-current assets	19,290	56,882
Total assets	267,323	1,248,150

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT)/EQUITY
Current liabilities
Accounts payable	23,159	12,212
Advance from customers	27,078	31,088
Deferred revenue, current	3,468	9,254
Accruals and other current liabilities	31,738	50,847
Income tax payable	159	-
Lease liabilities, current	6,326	5,697
Total current liabilities	91,928	109,098
Non-current liabilities
Lease liabilities, non-current	5,688	16,048
Deferred revenue, non-current	707	859
Other non-current liabilities	-	8,484
Total non-current liabilities	6,395	25,391
Total liabilities	98,323	134,489

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2020 AND 2021

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	As of December 31, 2020	As of December 31, 2021
Mezzanine equity
Series A convertible preferred shares	9,000	-
Series A-1 convertible preferred shares	2,680	-
Series B convertible preferred shares	29,000	-
Series C convertible preferred shares	115,007	-
Series D convertible preferred shares	177,980	-
Total mezzanine equity	333,667	-

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2020 AND 2021

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	As of December 31, 2020	As of December 31, 2021
Shareholders' (deficit)/equity
Ordinary shares	11	-
Class A ordinary shares	-	25
Class B ordinary shares	-	4
Treasury stock	-	(46,930)
Additional paid-in capital	27,315	1,526,140
Subscription receivables from shareholders	-	-
Accumulated other comprehensive income	481	2,320
Accumulated deficit	(192,474)	(367,898)
Total shareholders' (deficit)/equity	(164,667)	1,113,661
Total liabilities, mezzanine equity and shareholders' (deficit)/equity	267,323	1,248,150

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Revenue	63,015	74,967	179,874	302,076
Cost of revenue	(38,895)	(42,616)	(117,937)	(174,209)
Gross profit	24,120	32,351	61,937	127,867
Operating expenses:
Research and development expenses	(25,467)	(46,187)	(77,430)	(174,289)
Sales and marketing expenses	(11,792)	(18,433)	(37,556)	(75,384)
General and administrative expenses	(6,220)	(21,011)	(17,868)	(71,589)
Other operating incomes, net	654	1,724	1,071	9,835
Total operating expenses	(42,825)	(83,907)	(131,783)	(311,427)
Loss from operations	(18,705)	(51,556)	(69,846)	(183,560)
Other income/(loss)
Other non-operating incomes, net	-	653	-	1,958
Financial income, net	608	2,619	3,220	7,286
Foreign exchange loss, net	(267)	(425)	(80)	(618)
Loss before income tax expense	(18,364)	(48,709)	(66,706)	(174,934)
Income tax expense	(17)	(135)	(206)	(490)
Net loss	(18,381)	(48,844)	(66,912)	(175,424)
Net loss attributable to Tuya Inc.	(18,381)	(48,844)	(66,912)	(175,424)

Net loss attribute to ordinary shareholders	(18,381)	(48,844)	(66,912)	(175,424)

Net loss	(18,381)	(48,844)	(66,912)	(175,424)
Other comprehensive income
Changes in fair value of long-term investments	-	357	-	357
Foreign currency translation	1,694	1,211	2,882	1,482
Total comprehensive loss attributable to Tuya Inc.	(16,687)	(47,276)	(64,030)	(173,585)

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Net loss attributable to Tuya Inc.	(18,381)	(48,844)	(66,912)	(175,424)
Net loss attributable to ordinary shareholders	(18,381)	(48,844)	(66,912)	(175,424)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	221,980,000	562,082,216	221,980,000	489,149,533

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.08)	(0.09)	(0.30)	(0.36)

Share-based compensation expenses were included in:
Research and development expenses	961	4,093	2,596	14,542
Sales and marketing expenses	404	1,634	1,529	6,702
General and administrative expenses	1,687	11,900	5,321	44,845

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Net cash used in operating activities	(9,006)	(53,194)	(49,211)	(126,103)
Net cash generated from/(used in) investing activities	25,537	23,627	(7,852)	(112,957)
Net cash (used in)/generated from financing activities	(172)	(43,841)	(172)	1,041,802
Effect of exchange rate changes on cash and cash equivalents, restricted cash	1,704	2,433	2,903	2,879
Net increase/(decrease) in cash and cash equivalents, restricted cash	18,063	(70,975)	(54,332)	805,621
Cash and cash equivalents, restricted cash at the beginning of period/year	140,892	1,035,551	213,287	158,955
Cash and cash equivalents, restricted cash at the end of period/year	158,955	964,576	158,955	964,576

TUYA INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Year Ended
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(25,467)	(46,187)	(77,430)	(174,289)
Add: Share-based compensation	961	4,093	2,596	14,542
Adjusted Research and development expenses	(24,506)	(42,094)	(74,834)	(159,747)
Sales and marketing expenses	(11,792)	(18,433)	(37,556)	(75,384)
Add: Share-based compensation	404	1,634	1,529	6,702
Adjusted Sales and marketing expenses	(11,388)	(16,799)	(36,027)	(68,682)
General and administrative expenses	(6,220)	(21,011)	(17,868)	(71,589)
Add: Share-based compensation	1,687	11,900	5,321	44,845
Adjusted General and administrative expenses	(4,533)	(9,111)	(12,547)	(26,744)

Reconciliation of loss from operations to non-GAAP loss from operations
Loss from operations	(18,705)	(51,556)	(69,846)	(183,560)
Add: Share-based compensation expenses	3,052	17,627	9,446	66,089
Non-GAAP Loss from operations	(15,653)	(33,929)	(60,400)	(117,471)
Non-GAAP Operating margin	(24.8)%	(45.3)%	(33.6)%	(38.9)%

Reconciliation of net loss to non-GAAP net loss
Net loss	(18,381)	(48,844)	(66,912)	(175,424)
Add: Share-based compensation expenses	3,052	17,627	9,446	66,089
Non-GAAP Net loss	(15,329)	(31,217)	(57,466)	(109,335)
Non-GAAP Net margin	(24.3)%	(41.6)%	(31.9)%	(36.2)%

Weighted average number of ordinary shares used in computing non-GAAP net loss per share, basic and diluted	221,980,000	562,082,216	221,980,000	489,149,533

Non-GAAP net loss per share attributable to ordinary shareholders, basic and diluted	(0.07)	(0.06)	(0.26)	(0.22)